Filed by Criteo Holdings, Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Criteo S.A.
Commission File No.: 001-36153
MASTER Q&A
1.What was announced?
Criteo has completed the previously announced transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”), effective July 29, 2026.
In connection with the Conversion, the Company terminated its American Depositary Share (“ADS”) program, and each holder of ADSs at the time of the Conversion mandatorily surrendered such ADSs, automatically receiving instead one ordinary share of the Company per ADS.
The ordinary shares of the Company began directly trading on Nasdaq under the same ticker symbol “CRTO” upon market open on July 29, 2026.
Following the Conversion and the completion of the Company’s works council consultation on the contemplated redomiciliation to the United States, the Board of Directors approved the subsequent transfer of the Company’s legal domicile from Luxembourg to the U.S., which will be achieved via a cross-border merger of the Company with and into a wholly owned U.S. subsidiary (the “U.S. Merger”).
The U.S. Merger is subject to shareholder approval and other customary conditions, and is expected to be completed in January 2027.
In connection with the U.S. Merger, Criteo expects to move its listing from Nasdaq to the NYSE, effective upon completion of the U.S. Merger and subject to applicable listing requirements.
2.What is the rationale for doing this?
The Board’s decision to pursue a two-step redomiciliation — first to Luxembourg, then to the U.S. — was driven by the requirements of French corporate law, which does not provide a path for a direct conversion to a U.S. corporate form.
After considering various factors, the Board of Directors believes the Conversion and the subsequent U.S. Merger will enhance shareholder value over the long-term by providing potential strategic opportunities and benefits, including:
•Positioning Criteo for U.S. index inclusion, subject to meeting other eligibility criteria, thereby expanding its access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base.
•Providing greater capital management flexibility by reducing or eliminating restrictions related to share repurchases and holdings of treasury shares.
•Eliminating fees and complexities associated with ADSs, potentially increasing stock liquidity.
Overall, this contemplated transaction will reduce complexities in Criteo’s corporate structure and enhance its competitiveness, particularly vis-a-vis its U.S. competitors.
In addition, we believe that by listing on NYSE following the U.S. redomiciliation, we will benefit from the exchange’s index advisory capabilities. We expect this to support consideration for inclusion in major indices and enhance our positioning in U.S. capital markets.
Criteo’s vision, strategy, and operations remain unchanged. This transaction reflects the Company’s confidence in its future and its commitment to ensuring it has the optimal structure to create long-term shareholder value and compete effectively in the global technology sector – while preserving its French heritage and foundation, which play an important role in Criteo’s success.

3.How does the Conversion and proposed U.S. Merger impact your share buyback during this process? Do you have any restrictions in the U.S.? Are you planning to continue the buyback?
We have a longstanding record of returning significant capital to our shareholders, highlighting our confidence in our future and our commitment to driving shareholder value. The Conversion and proposed U.S. Merger is expected to provide us with greater capital management flexibility.
We are confident in our strategy and financial strength. Our priority remains to continue investing in our platform to drive sustainable organic growth, pursue value-accretive acquisitions, and return capital to shareholders through our share buyback program.
4.What is the timeline for the U.S. Merger and what are the next steps?
The U.S. Merger is expected to be completed in January 2027, subject to shareholder approval and other customary conditions. Transaction steps include, among other things, entering into definitive agreements setting forth the terms and conditions of the U.S. Merger, filing a Registration Statement on Form S-4 for the registration with the U.S. Securities and Exchange Commission of the securities to be issued in the U.S. Merger, holding a shareholder meeting to vote upon the U.S. Merger and related proposals (which shareholder vote is expected to take place in December 2026 following the effectiveness of the Registration Statement), approval for listing on the NYSE and making the relevant filings in the Grand Duchy of Luxembourg and the State of Delaware.
5.Why did Criteo transfer to Luxembourg instead of redomiciling directly to the U.S.?
The Board’s decision to pursue a two-step redomiciliation — first to Luxembourg, then to the U.S.— was driven by the requirements of French corporate law, which does not provide a path for a direct conversion to a U.S. corporate form.
6.What happens if the U.S. Merger is not completed? Would Criteo remain in Luxembourg?
Should the proposed U.S. Merger not be completed for any reason, Criteo would remain domiciled in Luxembourg with its current corporate structure unchanged.
7.Will Luxembourg regulators need to approve this transaction?
No, Luxembourg regulators will not need to approve the U.S. Merger.
8.How will this move impact Criteo’s corporate governance and decision-making processes?
The completed Conversion and proposed U.S. Merger are only legal and administrative changes. We do not expect any changes to the composition of Criteo’s Board or leadership team as a result of the Conversion or U.S. Merger.
Criteo will continue to maintain strong corporate governance standards consistent with its obligations as a company listed on a U.S. exchange.
9.Did any shareholders call for this?
While we maintain regular dialogue with our shareholders, including regarding the Company’s domicile, the Conversion and proposed U.S. Merger are the result of a thorough review by Criteo’s Board and management team of the optimal corporate structure to create shareholder value and compete effectively in the global technology sector. The completed Conversion and current proposed U.S. Merger are consistent with the views expressed by many of our shareholders.

10.Did Criteo leave France as a response to the political and economic environment in France?
No. The Conversion and proposed U.S. Merger are the result of a thorough review by Criteo’s Board of the optimal corporate structure to unlock sustainable shareholder value and compete more effectively in the global technology sector – while preserving Criteo’s French heritage, foundation and deep roots in the French tech ecosystem, which play an important role in Criteo’s success. Criteo’s vision, strategy, and operations remain unchanged. This move will not impact Criteo’s global operations, including its AI Lab and broader research and development activities in France.
11.How will this impact Criteo’s operations in France?
The completed Conversion and proposed U.S. Merger will only affect Criteo’s legal domicile and will have no material impact on Criteo’s day-to-day operations in France and globally. Criteo will maintain its current operations in France, including its research and development activities, and will continue to recruit highly skilled talent locally.
It is important to emphasize:
•Criteo’s operating model – leveraging French excellence in innovation to serve global markets and customers – remains unchanged.
•Criteo’s culture – rooted in French intellectual rigor, creativity, and entrepreneurial spirit – remains unchanged.
•Criteo’s footprint – with France as a center of innovation and talent development – remains unchanged.
12.How confident are you that all required approvals will be obtained for the U.S. Merger?
Criteo does not expect significant regulatory hurdles. Shareholders voted overwhelmingly in favor of the redomiciliation to Luxembourg. We are confident that the U.S. Merger serves the best interests of our shareholders by addressing structural barriers that limit our access to capital markets and operational flexibility, is aligned with the perspectives we consistently hear from our shareholders and will garner similar shareholder support as the redomiciliation to Luxembourg.
13.What proportion of Criteo’s employees are now based in France vs. Luxembourg vs. the U.S.? What about C-levels?
As of June 30, 2026, Criteo had 3,543 employees globally. Of these, c. 1,047 employees (approximately 30%) are employed by French entities, 591 employees (approximately 17%) are based in the U.S. As of July 29, 2026, Criteo has 2 employees based in Luxembourg.
Criteo’s executive management team is mostly based in the U.S., and this will remain unchanged following the U.S. Merger. However, certain key executives like our Chief Technology Officer remain in France.
14.What are the main benefits of the contemplated transaction for Criteo shareholders?
Overall, this proposed U.S. Merger will reduce complexities in Criteo’s corporate structure and enhance its competitiveness, particularly vis-a-vis its U.S. competitors.

After considering various factors, the Board of Directors believes the Conversion and the proposed U.S. Merger will enhance shareholder value over the long-term by providing potential strategic opportunities and benefits, including:
•Positioning Criteo for U.S. index inclusion, subject to meeting other eligibility criteria, thereby expanding its access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base.
•Providing greater capital management flexibility by reducing or eliminating restrictions related to share repurchases and holdings of treasury shares.
•Eliminating fees and complexities associated with ADSs, potentially increasing stock liquidity.
15.Why is Criteo going through this process now?
The timing reflects the evolution of capital markets, where passive investment now represents over half of U.S. equity assets compared to less than 30% at the time of our IPO, making access to this massive and growing pool of capital increasingly critical for our valuation. In 2025 alone, passive mutual funds and ETFs reported net inflows of $903 billion while active funds experienced net outflows of $189 billion. Our current structure excludes us from accessing this important pool of capital.
Overall, this contemplated transaction will reduce complexities in Criteo’s corporate structure and enhance its competitiveness, particularly vis-a-vis its U.S. competitors.
In addition, we believe that by listing on NYSE following the U.S. redomiciliation, we will benefit from the exchange’s index advisory capabilities. We expect this to support consideration for inclusion in major indices and enhance our positioning in U.S. capital markets.
16.Is this announcement driven by M&A considerations?
No. The Conversion and proposed U.S. Merger are the result of a thorough review by Criteo’s Board of the optimal corporate structure to unlock sustainable shareholder value and compete effectively in the global technology sector.
That said, a simplified corporate structure in the U.S. could facilitate future strategic transactions more easily than Criteo’s prior French or current Luxembourg structures should opportunities arise that serve shareholder interests.
17.What are the costs of these changes to corporate structure? Are there one-time transaction costs, exit taxes, or restructuring charges?
While we anticipate some closing costs and possible exit taxes in certain jurisdictions, they are not expected to be material to Criteo.
18.Is Criteo redomiciling to Luxembourg for tax benefits?
No, the decision to redomicile to Luxembourg is not driven by tax considerations.
19.How will this affect capital gains treatment for investors in different jurisdictions?
You are encouraged to discuss your tax impact with your advisors. Please also refer to the summary of tax treatment that will be included in the Registration Statement on Form S-4 expected to be filed in connection with the U.S. Merger if and when it becomes available.

20.Are there any risks of delays?
As with any transaction of this nature, there are potential risks. However, the proposed U.S. Merger is the result of thorough planning, and we are confident we can manage these risks. We are committed to proactive engagement with regulators and stakeholders, as well as transparent communication throughout the process.
21.Can Criteo secure index inclusion by domiciling in Luxembourg? If so, why redomicile to the U.S.?
While the Conversion will position us for potential inclusion in certain U.S. indices subject to meeting other eligibility criteria, a U.S. domicile is expected to provide broader eligibility for major U.S. indices, which serve as benchmarks for the vast majority of passive funds and many actively managed funds.
Inclusion in major U.S. indices would provide access to a substantially larger pool of capital and would eliminate any remaining structural barriers to investment by certain funds.
22.Which indices is Criteo expected to become eligible for?
Criteo expects to become eligible for potential inclusion in the major U.S. indices (Russell, S&P, MSCI, CRSP) after switching from ADSs to ordinary shares and after moving its domicile to the United States, subject to each provider's independent methodology and periodic review.
23.Are there changes in compliance obligations or reporting requirements?
The core compliance obligations related to our U.S. listing will remain substantially unchanged. Criteo will continue to be subject to U.S. securities laws and SEC reporting requirements as a company listed on a U.S. exchange.
24.Why is Criteo moving its listing from Nasdaq to NYSE?
Criteo expects to benefit from NYSE’s index advisory capabilities, which we believe can support consideration for inclusion in major indices and enhance our positioning in U.S. capital markets.
25.Will the U.S. Merger distract employees?
The announcement affects only Criteo’s legal domicile and will have no material impact on day-to-day operations or employee responsibilities.
The U.S. Merger represents a legal and administrative change rather than any shift in strategy, operations, or commitment to our French workforce. We have clearly communicated this to our employees and will continue to communicate openly throughout the process.
We are committed to ensuring that this process does not distract us from our business priorities. The U.S. Merger is being managed by dedicated teams with appropriate resources, allowing our operational teams to remain focused on serving clients and executing our business strategy.
26.How reversible is this decision if conditions change?
The definitive agreements for the U.S. Merger will provide that it may be terminated prior to the closing of the U.S. Merger. Once the U.S. Merger is completed, reversing it would require a separate corporate transaction with its own regulatory requirements and shareholder approval.

27.What is the shareholder approval threshold for the U.S. Merger?
The U.S. Merger requires shareholder approval by a two-thirds majority of the votes cast by shareholders present or represented at an extraordinary general meeting.
We are confident that the U.S. Merger serves the best interests of our shareholders by addressing structural barriers that limit our access to capital markets and operational flexibility and is aligned with the perspectives we consistently hear from our shareholders.
28.What U.S. state will Criteo incorporate in?
Following the U.S. Merger, Criteo will be a Delaware corporation.
29.Will Criteo’s financial reporting currency or fiscal year change?
Criteo will continue to be subject to U.S. securities laws and SEC reporting requirements as a company listed on a U.S. exchange. Criteo’s financial reporting will not change.
30.How does this news impact Criteo employees? Will there be layoffs, relocations, or changes to roles?
Both the completed Conversion and proposed U.S. Merger are only legal, administrative steps that affect Criteo’s legal domicile and neither has an impact on our strategy, our operations, or our people. Criteo will maintain its current operations in France, including its research and development activities, and will continue to recruit highly skilled talent locally. Your role will not change and nothing about the Company’s commitment to its French team or operations is changing as a result of the conversion.
Moreover, the Conversion and proposed U.S. Merger will have no social consequences for employees:
•France-based employees will not be required to relocate and will remain in France.
•No changes to employment agreements are generally anticipated.
•All collective agreements currently applicable within Criteo are expected to remain in force.
•Employees and officers’ rights under the equity plans currently in place will remain unchanged upon completion of the Conversion.
31.How will leadership ensure our identity doesn’t get lost with this move?
Our identity is not defined by our legal domicile—it is defined by our people, our culture, our innovation, and our values. All of these remain unchanged.
France represents far more than our country of origin—it is the foundation upon which our success has been built. Our deep roots in the French tech ecosystem define our innovative culture, our commitment to technological excellence, and our approach to solving complex challenges.
•Our operating model — leveraging French excellence in innovation to serve global markets and customers—remains unchanged.
•Our culture — rooted in French intellectual rigor, creativity, and entrepreneurial spirit—remains unchanged.
•Our footprint — with France as a center of innovation and talent development—remains unchanged.
•Leadership is committed to preserving and strengthening these core elements of our identity throughout this process and beyond.

32.Will employees be asked or encouraged to move to Luxembourg or the U.S.?
No. France-based employees will remain in France. We are not asking or encouraging employees to relocate as part of this transaction.
Both the completed Conversion and proposed U.S. Merger are only legal, administrative steps that affect Criteo’s legal domicile and neither has an impact on our strategy, our operations, or our people.
33.Will there be new opportunities for international mobility?
The Conversion and proposed U.S. Merger themselves will not create or eliminate international mobility opportunities. Criteo will continue to offer international opportunities based on business needs and employee development objectives, consistent with our current practices.
34.Will the redomiciliation to the U.S. affect my employment agreement or working arrangements?
For our colleagues in France and employed by Criteo SA only (not by Criteo Technology nor by Criteo France who are not impacted), the redomiciliation to the United States will result in a transfer of your employment agreements to the U.S. corporation, but other than that we do not anticipate any impact on your employment agreements, your collective agreements or your day-to-day working arrangements as a result of this process.
35.How will the Conversion impact employee stock plans? Will there be changes to vesting schedules, tax treatment, or value of existing grants?
Employees’ and officers’ rights under the equity plans currently in place will remain unchanged throughout and upon completion of the U.S. Merger. Existing grants will continue to vest according to their current schedules.
36.Will Criteo continue to honor all current collective agreements and social benefits, or could these be renegotiated under Luxembourg or U.S. law?
Yes. The completed Conversion and ongoing U.S. Merger process will only affect Criteo’s legal domicile and will have no social consequences for employees, and all collective agreements currently applicable within Criteo are expected to remain in force.
France-based employees will continue to be employed under the same terms and conditions, with their employment agreements remaining unchanged.
Disclaimers
Forward-Looking Statements
This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to the U.S. Merger and our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the U.S. Merger; failure to satisfy any of the other conditions to the U.S. Merger; the U.S. Merger not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the Conversion or the U.S. Merger; failure to maintain our listing on Nasdaq following the Conversion or failure to list our common stock on NYSE following the U.S. Merger or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the Conversion or the U.S. Merger; the disruption of current plans and operations; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the Conversion or the U.S. Merger; difficulty in adapting to operating under the laws of Luxembourg or the United States; the delay or abandonment of the U.S. Merger; costs or taxes related to the Conversion or the U.S. Merger; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s and its subsidiaries’ filings with the U.S. Securities and Exchange Commission (the “SEC”) and reports, including Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as amended, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed by a subsidiary of Criteo in connection with the U.S. Merger, as well as future filings and reports by Criteo and its subsidiaries. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.
Additional Information and Where to Find It
In connection with the U.S. Merger, a subsidiary of Criteo intends to file a Registration Statement on Form S-4 with the SEC that will include a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the U.S. Merger and related proposals and will also constitute a preliminary prospectus of such subsidiary. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the U.S. Merger and related proposals as will be set forth in the proxy statement / prospectus. Criteo and its subsidiaries may also file other relevant documents with the SEC regarding the U.S. Merger. This communication is not a substitute for the Registration Statements on Form S-4, the proxy statement / prospectus or any other document that Criteo or its subsidiaries may file with the SEC with respect to the U.S. Merger (in each case, if and when available). The definitive proxy statement / prospectus will be made available to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE

URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO, ITS SUBSIDIARY AND THE U.S. MERGER.
Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the U.S. Merger, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at criteo.investorroom.com.
No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the U.S. Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
Participants in the Solicitation
Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the U.S. Merger. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2026 Annual Meeting of Shareholders, which was filed with the SEC on May 8, 2026. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the U.S. Merger to be filed with the SEC if and when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It” if and when they become available.